Exhibit 3.1

First Amendment to the

AMENDED AND RESTATED

BYLAWS

OF

DYNARESOURCE, INC.

Effective June 29, 2015, a Certificate of Amendment (the “Certificate of Amendment”) was filed with the Secretary of State of the State of Delaware, to amend the Certificate of Incorporation of DynaResource, Inc. (the “Corporation”). The Certificate of Amendment altered the composition of the Board of Directors of the Corporation.

Consistent with the provisions of the Certificate of Amendment, the Board of Directors of the Corporation has adopted the following amendment:

Article III, Section 3.02 of the Amended and Restated Bylaws of DynaResource, Inc. is hereby amended in its entirety to read as follows:

Section 3.02. Number, Election and Term of Office. As set forth in Article V of the Certificate of Incorporation, as amended to date, the Board of Directors shall be divided into three classes of directors, Class I Directors, Class II Directors and Class III Directors, all of whom shall be eligible for election at each annual meeting of the stockholders. The Board of Directors shall have the right to fix the number of directors from time to time; provided that the number of Class I Directors shall at all times comprise a majority of the directors and there shall always be at least one Class III Director. The Class I Directors shall be elected by the vote of the holders of the issued and outstanding shares of Series A Preferred Stock voting together as a single class (and to the extent that no shares of Series A Preferred Stock are issued and outstanding, then the Class I directors shall be elected by the vote of the holders of the issued and outstanding shares of Common Stock voting together as a single class), the Class II Directors shall be elected by the vote of the holders of the issued and outstanding shares of Common Stock voting together as a single class, and the Class III Directors shall be elected by the vote of the holders of the issued and outstanding shares of Series C Preferred Stock voting together as a single class (and to the extent that no shares of Series C Preferred Stock are issued and outstanding, then the Class III directors shall be elected by the vote of the holders of the issued and outstanding shares of Common Stock voting together as a single class). Each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders.

This First Amendment to the Amended and Restated Bylaws of DynaResource, Inc. was approved by the affirmative vote of a majority of the total number of directors currently serving, without taking into effect any vacancies, on December 22, 2015.

/s/ K.D. Diepholz

K.W. (“K.D.”) Diepholz

Chairman & CEO